[DECHERT LLP LETTERHEAD]

July 8, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attention: Vincent J. Di Stefano, Esq.

Re:	J.P. Morgan Multi-Strategy Fund, L.L.C. (the “Fund”) Form N-2 Amendment No. 4
Dear Mr. Di Stefano:
     Pursuant to the requirements of Section 8(b) of the Investment Company Act of 1940, as amended, the Fund hereby files via EDGAR Amendment No. 4 to the Fund’s registration statement on Form N-2 (the “Amendment”).
     The Fund is updating its Private Placement Memorandum to reflect (i) the anticipated appointment of a new Investment Manager and Sub-Advisor for the Fund and various related changes, and (ii) the election of new Directors to the Fund’s Board. The Fund anticipates filing Amendment No. 5 to the Fund’s registration statement on Form N-2 after Members of the Fund have voted on the changes described above. The Fund anticipates holding a special meeting of Members of the Fund for the purpose of voting on these changes on August 18, 2010.
     Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact me at 212.698.3525 (tel) or 212.698.3599 (fax) or Lisa Price at 212.649.8795 (tel) or 212.698.3599 (fax).

Very truly yours,
/s/ Richard Horowitz
Richard Horowitz
Enclosures